Exhibit 99.1

Arcel Finance Ltd. announces debt tender offer

São Paulo, March 1, 2006 — Aracruz Celulose (NYSE: ARA) announces today that the special purpose entity formed to conduct issuances under its securitization program, Arcel Finance Ltd. (Arcel), has launched a cash tender offer for any and all of its notes due 2012 and its notes due 2011. The purpose of the offer is to manage Aracruz’s consolidated debt portfolio, reducing the amount of higher-coupon yield and less liquid debt issues.

Arcel is offering to purchase any and all of its US$175 million outstanding aggregate principal amount of 6.361% Senior Secured Notes due May 1, 2012 and any and all of its US$362 million outstanding aggregate principal amount of 7.048% Senior Secured Notes due September 1, 2011 . The offer is made upon the terms, and subject to the conditions, set forth in the offer to purchase dated March 1, 2006.

The consideration to be received for each $1,000.00 principal amount of securities validly tendered and accepted and not validly withdrawn pursuant to the offer shall be — as described in the offer to purchase — an amount in cash equal to the applicable purchase price (the “Purchase Price”) multiplied by the applicable amortization factor (the “Amortization Factor”) as of the Settlement Date. The Purchase Price for each series of Notes shall be calculated in accordance with standard market practice (as indicated by the formula set forth in Schedule A) by (i) computing, as of the Settlement Date, the present value of all remaining payments of principal and interest due on such Notes, at a cash-flow yield (converted to a monthly equivalent) equal to the applicable Reference Yield and (ii) subtracting from such aggregate present value, accrued interest (if any) on such Notes up to, but not including, the Settlement Date. The applicable Reference Yield shall be equal to the sum of (i) the yield to maturity on the applicable reference U.S. Treasury Security listed below (each a “Reference Security”) based on the bid-side price for such Reference Security, at 2:00 p.m., New York City time, on March 6, 2006 (the “Price Determination Date”), as displayed on the applicable Bloomberg Government Pricing Monitor Page (the “Quotation Report”), and (ii) the applicable fixed spread listed below. In addition, holders whose Notes are accepted for purchase will receive accrued and unpaid interest with respect to such Notes from the last interest payment date to, but excluding, the Settlement Date, payable on the Settlement Date (“Accrued Interest”). Such holders will not be entitled to receive the principal or interest payment due on the payment date next succeeding the Settlement Date, even if any such holder was the holder of record with respect to this principal or interest payment. The Amortization Factor as of the Settlement Date will be 0.9042 for the 2011 Notes and 1.0000 for the 2012 Notes.

CUSIP No./ISIN	Notes Description	Reference Security	Fixed Spread	Quotation Report
G0450FAC8 / USG0450FAC89 03937SAD2 / US03937SAD27	6.361% Senior Secured Notes due May 1, 2012	4.500% U.S. Treasury Note due February 15, 2009	0.800%	PX1
G0450FAB0 / USG0450FAB07 03937SAB6 / US03937SAB60	7.048% Senior Secured Notes due September 1, 2011	4.500% U.S. Treasury Note due February 15, 2009	0.750%	PX1

The offer is scheduled to expire at 5:00 p.m., US Eastern Standard time, on Wednesday, March 8, 2006, unless earlier terminated or extended (such date and time, as they may be extended, the “Expiration Date”). Settlement of the offer is expected to occur on the fourth business day following the Expiration Date.

Arcel has retained Citigroup Corporate & Investment Banking and J.P. Morgan Securities Inc. and to serve as Joint Dealer Managers for the offer, The Bank of New York to serve as the depositary for the offer and D.F. King & Co., Inc. to serve as information agent for the offer.

Requests for the offer to purchase and the related letter of transmittal and supplements to the documents may be directed to D.F. King & Co., Inc. by calling 1-212-269-5550 (banks and brokers, call collect) or (800) 290-6427 (all others call toll-free) or in writing at 48 Wall Street, New York, New York 10005. These documents contain important information, and holders should read them carefully before making any investment decision. Questions regarding the offer may be directed to Citigroup Corporate & Investment Banking at (800) 558-3745 (calling toll-free in the United States) or 1-212-723-6108 (outside the United States call collect) or to J.P. Morgan Securities Inc. at (866) 846-2874 (calling toll-free in the United States) or 1-212-834-7279 (outside the United States, call collect).

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offer is being made solely by the offer to purchase.

For further information, please contact: José Cândido Pimentel Duarte 55-11-3301-4250 (jcd@aracruz.com.br).

Investor Relations Department:

Tel: (55-11) 3301 4131

Fax: (55-11) 3301 4274

E-mail: invest@aracruz.com.br